NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

May 13, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated May 13, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B. O'Neill

Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE

MAY 13, 2002

News Release: **02-05**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

Keni Property Update

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide the following update from Tyler Resources Inc. "(Tyler"), the Operator of the Keni Property. Tyler is pleased to announce the recent completion of an airborne geophysical survey over the Keni Property located in the Coronation Gulf Region of Nunavut. Tyler and its Joint Venture partner Northern Abitibi are currently earning a 65% interest in the Property.

A helicopter borne geophysical survey consisting of 4,700 line-kilometres of Mag/EM data collected along 100 metre spaced survey lines was conducted in April 2002 over the entire Keni Property. The final data for the survey will not be available until late June or early July 2002, but a review of the preliminary data set has identified 12 priority land-based geophysical anomalies that will be prospected/ground truthed in the upcoming summer season.

The proposed summer program will be focused on the prospecting of the land based priority geophysical anomalies and attempting to determine the source. If no source is discovered in outcrop, anomaly specific till samples will be taken down ice. In addition to the 12 priority land based anomalies, there is a number of lake based priority geophysical anomalies present on the Property. These targets will have down ice till samples collected. Time will be allotted to general prospecting/regional-mapping in areas of the claim block that are viewed as prospective areas for kimberlite emplacement. Finally, a small, limited number of till samples will be taken along several regional lines perpendicular to the known ice direction.

The Keni claim block is situated in the Coronation Gulf region of Nunavut often referred to the Coronation Gulf Diamond District. The Property is located approximately 500 kilometers north-northeast of Yellowknife and 275 kilometers north of Lac de Gras. The Keni claim block consists of 49 contiguous mineral claims, TH1 through TH49, comprising a land holding of 113,900 acres.

The regional geological and tectonic setting of the property is similar to other locations within the Slave Province known to host diamondiferous kimberlites. Ten kimberlites have been discovered in the Coronation area within the last 15 months and all but one tested have been diamond bearing. A number of these recent discoveries are present in outcrop. All of the recently discovered diamondiferous kimberlites are located within 50 kilometers of the Property.

"James Devonshire"

James Devonshire, President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE

MAY 13, 2002

News Release: **02-05**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

Keni Property Update

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide the following update from Tyler Resources Inc. "(Tyler"), the Operator of the Keni Property. Tyler is pleased to announce the recent completion of an airborne geophysical survey over the Keni Property located in the Coronation Gulf Region of Nunavut. Tyler and its Joint Venture partner Northern Abitibi are currently earning a 65% interest in the Property.

A helicopter borne geophysical survey consisting of 4,700 line-kilometres of Mag/EM data collected along 100 metre spaced survey lines was conducted in April 2002 over the entire Keni Property. The final data for the survey will not be available until late June or early July 2002, but a review of the preliminary data set has identified 12 priority land-based geophysical anomalies that will be prospected/ground truthed in the upcoming summer season.

The proposed summer program will be focused on the prospecting of the land based priority geophysical anomalies and attempting to determine the source. If no source is discovered in outcrop, anomaly specific till samples will be taken down ice. In addition to the 12 priority land based anomalies, there is a number of lake based priority geophysical anomalies present on the Property. These targets will have down ice till samples collected. Time will be allotted to general prospecting/regional-mapping in areas of the claim block that are viewed as prospective areas for kimberlite emplacement. Finally, a small, limited number of till samples will be taken along several regional lines perpendicular to the known ice direction.

The Keni claim block is situated in the Coronation Gulf region of Nunavut often referred to the Coronation Gulf Diamond District. The Property is located approximately 500 kilometers north-northeast of Yellowknife and 275 kilometers north of Lac de Gras. The Keni claim block consists of 49 contiguous mineral claims, TH1 through TH49, comprising a land holding of 113,900 acres.

The regional geological and tectonic setting of the property is similar to other locations within the Slave Province known to host diamondiferous kimberlites. Ten kimberlites have been discovered in the Coronation area within the last 15 months and all but one tested have been diamond bearing. A number of these recent discoveries are present in outcrop. All of the recently discovered diamondiferous kimberlites are located within 50 kilometers of the Property.

"James Devonshire"

James Devonshire, President and Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

MAY 13, 2002

News Release: **02-05**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

Keni Property Update

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide the following update from Tyler Resources Inc. "(Tyler"), the Operator of the Keni Property. Tyler is pleased to announce the recent completion of an airborne geophysical survey over the Keni Property located in the Coronation Gulf Region of Nunavut. Tyler and its Joint Venture partner Northern Abitibi are currently earning a 65% interest in the Property.

A helicopter borne geophysical survey consisting of 4,700 line-kilometres of Mag/EM data collected along 100 metre spaced survey lines was conducted in April 2002 over the entire Keni Property. The final data for the survey will not be available until late June or early July 2002, but a review of the preliminary data set has identified 12 priority land-based geophysical anomalies that will be prospected/ground truthed in the upcoming summer season.

The proposed summer program will be focused on the prospecting of the land based priority geophysical anomalies and attempting to determine the source. If no source is discovered in outcrop, anomaly specific till samples will be taken down ice. In addition to the 12 priority land based anomalies, there is a number of lake based priority geophysical anomalies present on the Property. These targets will have down ice till samples collected. Time will be allotted to general prospecting/regional-mapping in areas of the claim block that are viewed as prospective areas for kimberlite emplacement. Finally, a small, limited number of till samples will be taken along several regional lines perpendicular to the known ice direction.

The Keni claim block is situated in the Coronation Gulf region of Nunavut often referred to the Coronation Gulf Diamond District. The Property is located approximately 500 kilometers north-northeast of Yellowknife and 275 kilometers north of Lac de Gras. The Keni claim block consists of 49 contiguous mineral claims, TH1 through TH49, comprising a land holding of 113,900 acres.

The regional geological and tectonic setting of the property is similar to other locations within the Slave Province known to host diamondiferous kimberlites. Ten kimberlites have been discovered in the Coronation area within the last 15 months and all but one tested have been diamond bearing. A number of these recent discoveries are present in outcrop. All of the recently discovered diamondiferous kimberlites are located within 50 kilometers of the Property.

"James Devonshire"

James Devonshire, President and Director